ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
4 November to 4 December 2014

4 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	4 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	928.2971

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 126,179,962 of its ordinary shares in treasury and has 3,762,747,987 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

2 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	2 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	931.5724

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 125,679,962 of its ordinary shares in treasury and has 3,763,247,987 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

1 December 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	1 December 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	930.2606

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 125,179,962 of its ordinary shares in treasury and has 3,763,747,987 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

1 December 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 November 2014 consisted of 3,888,927,949 ordinary shares, of which, 122,679,962 were held as treasury shares; leaving a balance of 3,766,247,987 shares with voting rights.

The figure of 3,766,247,987 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

1 December 2014

National Grid plc (National Grid)

Notification of Directors’ Interests

Performance Share Plan-2010 Award Release

Today, the Trustee of the National Grid Employee Share Trust (UBS Trustees (Jersey) Limited) confirmed that the 2010 awards made to Andrew Bonfield on 30 November 2010 under the National Grid Performance Share Plan was released following completion of the one year retention period on 30 November 2014, in accordance with the plan rules. The number of Shares disclosed below have been transferred to the participant by the Trustee are net of Shares sold to cover statutory deductions and associated costs.

Director	Number of Shares

Andrew Bonfield	100,107

The total share interests of the above Directors, following these changes, are:

Director	Number of Shares

Andrew Bonfield	1,037,152

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

1 December 2014

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 27 November 2014, at 7.9087%, a total of 297,861,156 shares (previously notified at 21 October 2014, at 8.960%, a total of 337,726,282 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

28 November 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	28 November 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	931.1065

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 124,679,962 of its ordinary shares in treasury and has 3,764,247,987 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

27 November 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	27 November 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	932.1136

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 124,179,962 of its ordinary shares in treasury and has 3,764,747,987 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

26 November 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	26 November 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	940.1360

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 123,679,962 of its ordinary shares in treasury and has 3,765,247,987 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

25 November 2014

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	25 November 2014

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	945.3409

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 123,179,962 of its ordinary shares in treasury and has 3,765,747,987 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

19 November 2014

National Grid plc (‘National Grid’ or ‘NG’)
National Grid North America Inc.

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2014, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at: www.morningstar.co.uk/uk/NSM

We confirm that the Annual Report in respect of National Grid North America Inc. (a NG Group subsidiary company with listed bonds) has been issued to shareholders.

In accordance with Listing Rule 17.3.1, we confirm that a copy of the Annual Report for National Grid North America Inc. has been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at: www.nationalgrid.com

Contact: David Whincup, Company Secretarial Assistant (020 7004 3209)

National Grid plc (“NG”)

Monday 10 November 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 34,591 NG ordinary shares, on 7 November, under the scheme was confirmed by the Trustee late on Friday 7 November, at a price of 918.5744 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,374,872 Ordinary Shares

Andrew Bonfield	1,127,634 Ordinary Shares

John Pettigrew	474,604 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).